EXHIBIT 12

AMERICAN STANDARD COMPANIES INC.
COMPUTATION OF THE RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in Millions)

						Six Months
	For the Years ended December 31,					Ended June 30,

	1997	1998	1999	2000	2001	2001	2002

Income from continuing operations before income taxes	$347.0	$189.8	$451.5	$509.4	$476.4	$295.7	$274.5

Equity in net (income) loss of associated companies net of dividends received	(2.9)	(3.6)	(5.1)	(8.7)	(2.8)	(3.2)	(3.9)

Amortization of capitalized interest	1.4	1.6	1.8	1.9	2.3	1.2	1.2

Interest expense	192.2	188.4	187.8	198.7	168.7	91.2	66.0

Rental expense factor	25.0	26.5	33.9	49.4	53.2	26.2	26.3

Earnings available for fixed charges	$562.7	$402.7	$669.9	$750.7	$697.8	$411.1	$364.1

Interest expense	$192.2	$188.4	$187.8	$198.7	$168.7	91.2	$66.0

Capitalized interest	3.8	4.5	3.3	2.0	4.8	2.1	1.9

Rental expense factor	25.0	26.5	33.9	49.4	53.2	26.2	26.3

Fixed charges	$221.0	$219.4	$225.0	$250.1	$226.7	$119.5	$94.2

Ratio of earnings to fixed charges (a)	2.5	1.8	3.0	3.0	3.1	3.4	3.9

a)	For the purpose of computing the ratio of earnings to fixed charges, fixed charges consist of interest on debt (including capitalized interest), amortization of debt discount and expense, and a portion of rentals determined to be representative of interest. Earnings consist of consolidated net income before income taxes, plus fixed charges other than capitalized interest but including the amortization thereof, adjusted by the excess or deficiency of dividends over income of entities accounted for by the equity method.